APP WD 1

Savvly, Inc.

1035 Pearl Street, Suite 322

Boulder, CO 80302

March 16, 2026

VIA EDGAR

Mr. Christopher D. Carlson, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Withdrawal of Application For Exemption Filed by Savvly Fund #3 (CIK 0002053339) File No. 812-15870

Dear Mr. Carlson:

We are writing on behalf of Savvly Fund #3 to request the withdrawal of its application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for the purpose of the Commission granting exemptions from the 1940 Act (the "Application"). The Application was originally filed with the Securities and Exchange Commission on July 29, 2025, File No. 812-15870 and amended and restated on October 1, 2025 and November 28, 2025.

We request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.  The Savvly Fund #3 and Savvly Advisor, LLC have filed a new Application for Exemption, File No. 812-16002 to replace the earlier application.

If you have any questions, need any additional information or would like any clarification, please contact me.

Best.

/s/Rob Evans
Rob Evans, General Counsel